Cumberland Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine month periods ended September 30, 2004

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cumberland Resources Ltd. (“Cumberland” or the “Company”) and compares its financial results for the three and nine month periods ended September 30, 2004 to the same periods in the previous year.  This MD&A should be read in conjunction with the Company’s annual MD&A for the year-ended December 31, 2003 and the Company’s unaudited interim financial statements for the three and nine month periods ended September 30, 2004.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.  This MD&A is made as of November 10, 2004.

This MD&A contains certain statements which may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States.  Forward-looking statements include, but are not limited to, statements regarding completion of mine feasibility studies, mine development programs, mineral resource estimates and statements that describe the Company’s future plans, objectives or goals.  Forward-looking statements involve various known and unknown risks and uncertainties, which may cause actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such statements.   As a result, readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates.  Important factors that could cause actual results to differ materially from the Company’s expectations include results of project feasibility studies and mine permitting activities, future gold prices, future prices of fuel, steel and other construction items, as well as other factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form and Form 40-F.

Additional information relating to Cumberland, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com.

Table of Contents

1.

Summary of Recent Activities

2.

Review of Financial Results

3.

Liquidity and Capital Resources

4.

Financial Outlook

5.

Disclosure of Outstanding Share Data

1. SUMMARY OF RECENT ACTIVITIES

Cumberland is completing a feasibility study on the Meadowbank gold project.  Initiated in 2003, completion of the feasibility study was extended in early 2004 due in part to global escalations in the cost of fuel, steel and other construction items which impacted the preliminary construction cost estimates for the project.  The Company has completed a 2004 drill program to enhance gold resources at Meadowbank and revisions to open pit designs, incorporating improved resource estimates, are currently underway.  The Company is now concluding on an extensive range of feasibility optimization studies to improve the economics of the project including; capital and operating cost optimization, additional metallurgical testing to support throughput variations, the impact of improved resources to mine scheduling, and various transportation, access and contract options.  The Company plans to announce the feasibility study results in the first quarter of 2005.

In June 2004 the Company completed its Phase I exploration program at Meadowbank, consisting of 90 drill holes in approximately 14,700 metres at the Goose Island and Vault deposits.    The drill results from the Phase I exploration program achieved the Company’s goal of increasing the open pit potential of the Meadowbank project in support of the ongoing feasibility study.  In the fourth quarter of 2004, the Company announced the following updated resource estimates for the Meadowbank project.  The PDF deposit resources are not included in the project feasibility study.

Meadowbank Resources by Deposit – Q4/2004*

Deposit	Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Portage Area**	Measured	1,013,000	5.50	179,000
(1.5 g/t cutoff)	Indicated	10,805,000	4.50	1,563,000
	Inferred	774,000	4.30	107,000
Vault	Measured	39,000	3.70	5,000
(2.0 g/t cutoff)	Indicated	8,468,000	3.70	1,007,000
	Inferred	1,223,000	3.80	149,000
Goose Island	Indicated	2,541,000	5.50	449,000
(1.5 g/t cutoff)	Inferred	1,740,000	4.50	252,000
PDF*** (2.0 g/t cutoff)	Inferred	507,000	4.50	73,000
		Total Measured & Indicated		3,203,000
		Total Inferred		581,000

In January 2004, the Company reported that the Department of Indian Affairs and Northern Development (DIAND) approved a recommendation made by the Nunavut Impact Review Board (NIRB) for the Meadowbank project to enter the formal project review process for mine development.  The permitting process at Meadowbank will now advance from the project screening process to a “Part 5” NIRB review within the context of the Nunavut Land Claims Agreement.  The next stage of the permitting process requires Cumberland to submit a draft Environmental Impact Statement (EIS) to NIRB.  The Company is progressing on final editing of the draft EIS.

The Phase 2 Meadowbank drilling program was completed in September and consisted of 22 drill holes in approximately 3,500 metres.  The Phase 2 program tested for the potential expansion of the PDF deposit, included additional exploration at the Phaser Lake target, and initial exploration of the Jim Zone.  The drilling of the PDF deposit was successful in extending mineralization at depth.  A regional exploration program, including an airborne geophysical survey, was also completed in the northern area of the property with the objective of identifying new exploration targets.

Cumberland also holds a 22% interest (carried to production) in the Meliadine West gold project located in Nunavut Territory.  Comaplex Minerals Corp. is the Operator of the Meliadine West gold project.  Primary activities during 2004 at Meliadine West included ongoing resource evaluation of the Main Tiriganiaq deposit and further exploration of deeper targets (West Tiriganiaq zone) in preparation for feasibility study.  A surface drill program consisting of 21 holes in 9,297 metres was completed by the Operator in September.  The Operator reported that results from the final drill holes in the West Tiriganiaq zone indicate potential for additional gold resources at depth and along strike of the Main Tiriganiaq deposit.  The Operator further stated it intends to recalculate resources in the Main Tiriganiaq deposit and perform subsequent exploration with the goal of moving this deposit towards feasibility as quickly as possible.

Cumberland’s shares commenced trading on the American Stock Exchange on February 3, 2004 under the symbol CLG.  Cumberland’s shares will continue to trade on the Toronto Stock Exchange under the new stock symbol CLG instead of its previous stock symbol CBD.

During the second quarter, Cumberland confirmed that as of April 30, 2004, Kinross Gold Corporation had acquired (for investment purposes) a total of 4.8 million of the Company’s common shares, or 8.8% of the Company’s outstanding shares.  Since such date, Kinross has increased its share interest in the Company to approximately 7.8 million shares or 14.2% of the Company’s outstanding shares.

* Meadowbank project resource parameters:  Meadowbank resource estimates (Q4/2004) were prepared by Cumberland in accordance with standards outlined in National Instrument 43-101 and validated by AMEC Americas Limited (AMEC) (except for the Portage Area and PDF deposits) under the direction of Steve Blower, P.Geo., Independent Qualified Person as defined by NI 43-101.  Resource estimation models for all deposits (except the Portage Area and PDF deposits) were estimated using three-dimensional block model methods employing inverse distance methods.  Grade capping strategies include application of capping and/or capping with distance restrictions on high grade assays.  Resources were classified as measured only in areas supported by close-spaced drilling and trench exposures.  Indicated resources from all of the deposits are generally within 25 metres of a drill hole and are supported by a minimum of two drill holes.

Fourth quarter 2004 total contained measured and indicated ounces are calculated by the sum of the individual deposits.  For comparison purposes, first quarter 2004 total contained measured and indicated ounces, using the same calculation methods, was 2,958,000 ounces.

** Portage Area deposits resource parameters:  Portage Area resource estimates (Q1/2004) were prepared by AMEC Americas Limited (AMEC) under the direction of Steve Blower, P.Geo., Independent Qualified Person as defined by NI 43-101.  Resource estimation models were estimated using three-dimensional block model methods employing inverse distance methods.  Grade capping strategies were developed and applied by AMEC and include application of capping and/or capping with distance restrictions on high grade assays.  Resources were classified as measured only in areas defined by close-spaced drilling and trench exposures.  Indicated resources from all of the deposits are generally within 25 metres of a drill hole and are supported by a minimum of two drill holes.

*** PDF deposit resource parameters:  PDF resource estimates (Q4/2004) were prepared by Cumberland in accordance with standards outlined in National Instrument 43-101 and CIM Standards on Mineral Resources and Reserves (August 2000).  James McCrea, P.Geo., Manager, Mineral Resources for Cumberland, is the Qualified Person under NI 43-101.  PDF deposit resources are not included in the feasibility study of the Meadowbank project.

PDF resource estimates (Q4/2004) are based on 39 NQ diamond drill holes and a total of 1900 samples.  Samples were assayed at IPL Laboratories of Vancouver, British Columbia, utilizing fire assay with AA finish and fire assay with gravimetric finish on all assays yielding greater than 1 g/t.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples.  Acme Laboratories of Vancouver, British Columbia, provides external reference assaying.  Resource analysis is based on three-dimensional solid models generated from geological and assay data.  Interpolation is based on compositing at 0.75 metre down-hole lengths.  Inverse distance to the 2nd power with a minimum of two and a maximum of 12 composites is required to interpolate grade into a block.  Composites were capped at 20 g/t.  A 2.0 g/t cut-off grade is applied.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution.  These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied.  The resource estimates validated by AMEC Americas Limited (AMEC) for Cumberland were prepared according to the Canadian guidelines of National Instrument 43-101.  The Toronto Stock Exchange (TSX) requires resource estimates to be reported according to NI 43-101.  The guidelines of NI 43-101 differ from the requirements of the United States Securities and Exchanges Commission and the resource information reported by United States companies.  The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

2. REVIEW OF FINANCIAL RESULTS

a) Critical Accounting Policies and Estimates

The Company’s significant accounting policies are disclosed in Note 2 of the Company’s annual financial statements for the year ended December 31, 2003.  There have been no changes to the Company’s significant accounting policies in 2004.

The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company’s financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.  Actual results will likely differ from these estimates.

Exploration and development costs

The Company expenses all exploration and development costs until it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit).  The costs subsequently incurred to develop the mine on the property are capitalized until mining operations commence.

As at September 30, 2004 the Company has not yet completed a positive economic analysis on any of its mineral properties and therefore all exploration and development costs were expensed in the three and nine month periods ended September 30, 2004 and 2003.

Carrying value of mineral property interest acquisition costs

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined.  Capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.  Capitalized amounts may also be written down if future cash flows, including potential sales proceeds, related to the property are estimated to be less than the carrying value of the property.  Management of the Company reviews the carrying value of each mineral property interest periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Reductions in the carrying value of each property would be recorded to the extent the carrying value of the investment exceeds the property’s estimated fair value.

Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred resources with insufficient drill hole spacing to qualify as proven and probable mineral reserves and (ii) other mine-related or greenfield exploration potential that are not an immediate part of measured or indicated resources.  The Company’s mineral rights are generally enforceable regardless of whether proven and probable reserves have been established.  The Corporation has the ability and intent to renew mineral rights where the existing term is not sufficient to recover undeveloped mineral interests.

Site closure costs

In 2003, the Company elected to early adopt the provisions of CICA 3110 Asset Retirement Obligations.  In accordance with CICA 3110, the Company accrues the fair value of the site closure costs at the time that the liability is incurred.  Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $0.4 million at September 30, 2004 based on the expected payments of approximately $1.1 million to be made in 2018, discounted at an interest rate of 8.5% per annum.

Accounting for stock-based compensation

In 2003 the Company adopted the fair value based method of accounting for stock option awards granted to employees and directors, as prescribed by CICA 3870 Stock-based Compensation and Other Stock-based payments.  Under this method, the fair value of the stock options is calculated at the date of grant and amortized over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

b) Results of Operations

Three and nine month periods ended September 30, 2004 compared to 2003

The Company incurred a net loss of $3.65 million ($0.07 per share) in the third quarter of 2004 compared to $3.70 million ($0.08 per share) in the third quarter of 2003.  This decrease in net loss is primarily due to the reduction in exploration and development costs in 2004, partially offset by increases in stock-based compensation expense.

The Company’s net loss for the nine months ended September 30, 2004 was $9.2 million ($0.17 per share) compared to $10.9 million ($0.26 per share) for the same period in 2003.  The decrease in net loss for the nine month period is due to the reduction in exploration costs and increased gains realized on sales of an investment in 2004, partially offset by increases in stock-based compensation expense and other expenses in the current year.

During the three and nine month periods ended September 30, 2004 the gains realized on sales of shares in Eurozinc Mining Corporation (“Eurozinc”) increased to $0.1 million and $1.4 million respectively from $0.03 million for the three and nine month periods ended September 30, 2003, due to an increased number of shares sold in 2004.

Interest and other revenue decreased to $0.2 million in the third quarter of 2004 from $0.4 million in the third quarter of 2003 primarily due to declines in market interest rates earned on the Company’s cash and short-term investment portfolios.

Interest and other revenue for the nine month period ended September 30, 2004 increased to $0.73 million from $0.68 million for the same period in 2003 due to the higher average balance of cash and short-term investments on hand in 2004.  In July 2003 the Company raised approximately $35.8 million of additional funds through a private placement and exercises of warrants and stock options.

In January 2004 and January 2003, the Company received an annual $0.5 million option payment from the operator of the Meliadine West joint venture in accordance with the option agreement signed in 1995.  The Company had no operating revenues in the first nine months of 2004 or 2003, as it had not commenced mining operations.

In the third quarter of 2004 the Company incurred exploration and development costs on the Meadowbank project of $2.1 million compared to $3.3 million in the third quarter of 2003.  Third quarter costs were lower in 2004 due to helicopter related costs, reduced infill drilling and a decrease in engineering consulting costs relating to the completion of the Meadowbank feasibility study.

For the nine month period ended September 30, 2004, the Company incurred exploration and development costs on the Meadowbank project of $8.1 million compared to $9.8 million for the same period in 2003.  Additional costs associated with the timely completion of the 2003 programs, including helicopter related costs, resulted in higher exploration costs than in the current year.  Project development costs related to feasibility studies and mine permitting requirements at Meadowbank were $2.4 million in the first nine months of 2004 compared with $2.5 million for the same period in 2003.

The Company also incurred $0.3 million of exploration costs on its 50% owned Meliadine East property during the nine month period ended September 30, 2003.  No significant costs have been incurred on this property in the first nine months of 2004.

Stock-based compensation expense for the three and nine month periods ended September 30, 2004 increased to $1.3 million and $1.7 million respectively from $0.1 million and $0.7 million for the same periods in 2003.  These increases are due to the increased number of stock options granted and vesting during 2004.

Other expenses for the third quarter of 2004, including general and administrative and corporate expenses, decreased to $0.55 million from $0.65 million in the third quarter of 2003, due primarily to decreases in office expenses and investor relations costs.

Other expenses for the nine month period ended September 30, 2004 increased to $2.0 million from $1.4 million for the same period in 2003.  This increase primarily relates to the higher level of activity and required management staff in 2004, significant increases in corporate insurance costs, increased legal fees, and additional stock exchange listing fees in 2004 related to the Company’s listing on the American Stock Exchange.  The majority of these cost increases were realized in the first six months of 2004.

c) Summary of Quarterly Results

The table below sets out the quarterly results, expressed in thousands of Canadian dollars, for the past eight quarters:

	2004			2003				2002
	Third	Second	First	Fourth	Third	Second	First	Fourth

Option receipts	-	-	500,000	-	-	-	500,000	-
Other income	303,512	732,859	1,107,954	340,527	402,024	151,357	162,169	138,053

Exploration and development costs	(2,125,327)	(3,937,040)	(2,039,047)	(1,470,427)	(3,319,283)	(4,845,004)	(1,883,949)	(1,217,001)
Stock-based compensation	(1,276,206)	(204,845)	(224,690)	(810,562)	(125,600)	(211,850)	(333,600)	-
Other expenses	(554,831)	(760,328)	(717,507)	(576,326)	(652,359)	(487,024)	(274,532)	(494,495)

Net loss	(3,652,852)	(4,169,354)	(1,373,290)	(2,516,788)	(3,695,218)	(5,392,521)	(1,829,912)	(1,573,443)
Net loss per share	(0.07)	(0.08)	(0.03)	(0.05)	(0.08)	(0.14)	(0.05)	(0.04)

The majority of exploration costs are incurred in the second and third quarters of the fiscal year due to the seasonal weather conditions in Nunavut Territory.  Option receipts are received from the operator of the Meliadine West joint venture in the first quarter.

As disclosed in Note 1(b) of the interim financial statements for the periods ended September 30, 2004, and in the annual MD&A and audited financial statements for the year-ended December 31, 2003, the comparative quarterly financial results for 2003 and 2002 were previously restated to reflect the retroactive adoption of CICA 3110 Asset Retirement Obligations and the adoption of CICA 3870 Stock Based Compensation and Other Stock-Based payments.  Both CICA 3110 and CICA 3870 were adopted by the Company in the fourth quarter of 2003.

3. LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity at September 30, 2004 is cash and cash equivalents and short-term investments of $38.2 million (December 31, 2003 - $46.4 million).  The majority of these amounts are invested in highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances, with maturities through March 7, 2005.  The counter-parties include corporations and financial institutions.

The Company’s principal sources of cash during the first nine months of 2004 were proceeds from the sale of shares in Eurozinc Mining ($1.6 million), the issuance of common shares from exercise of stock options and warrants ($1.2 million) and option receipts from the operator of the Meliadine West joint venture ($0.5 million).

The Company used $9.2 million of net cash in operating activities, which includes approximately $8.0 million of exploration and development costs on the Company’s 100% owned Meadowbank property.  In the first nine months of 2004, the Company also spent $1.0 million on the acquisition of capital assets primarily related to equipment required for mine construction.

At September 30, 2004 the Company had working capital of $38.1 million compared to $45.8 million at December 31, 2003.

Commitments and contractual obligations

The Company has employment agreements in place with various key employees which establish compensatory terms, including annual salary, employee benefit entitlements and termination benefits.  Three of these agreements also provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.  As of September 30, 2004, the estimated contingent payment with respect to such bonuses is approximately $1.2 million, none of which has been accrued.

The Company has a $0.5 million deposit at a financial institution that is serving as collateral for a letter of credit pledged in favour of the Kivalliq Inuit Association in connection with land use agreements in Nunavut.  The deposit is bearing interest at market rates and will be returned when the Company has satisfied its legal obligations with respect to site reclamation at mineral property sites in Nunavut.

The Company has estimated future costs of $1.1 million (December 31, 2003 - $1.1 million) to be incurred in 2018 related to the Company’s legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.  The estimated fair value of this future obligation is accrued as a liability on the Company’s balance sheet in the amount of $0.4 million as at September 30, 2004.

The Company did not enter into any significant new operating or capital lease agreements in the first nine months of 2004.  The Company has a contingent loan balance of approximately $14.9 million at September 30, 2004 (December 31, 2003 - $13.7 million).  This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

4. FINANCIAL OUTLOOK

The Company expects to incur an additional $0.8 million on exploration and development costs during the remainder of 2004, primarily related to completion of the feasibility optimization studies at the Meadowbank property and environmental and permitting costs.

The Company expects to incur approximately $0.4 million in general and administrative costs and $0.3 million of other corporate expenses (consisting of insurance, public relations and investor relations) during the remainder of 2004.  In addition, during this same period, the Company expects to incur an additional $0.2 million in stock-based compensation expense.

The Company anticipates having working capital of approximately $36 million as of December 31, 2004.

The Company’s share of exploration costs on its mineral property interest in Meliadine East is expected to be nominal in 2004.  In addition, the Company’s share of 2004 exploration costs on its joint venture interest in Meliadine West is again being fully financed by the operator of this joint venture through the Company’s contingent non-recourse loan.

As of September 30, 2004, the Company held 1.7 million shares of Eurozinc with a market value of $1.3 million based on the quoted share trading price at September 30, 2004.  The Company disposed of 2.7 million shares in the nine month period ended September 30, 2004 and will consider additional share sales in the future should favorable opportunities arise.

Assuming the results of the feasibility study confirm that Meadowbank is both economically viable and financeable, substantial long-term financing would be required to develop and construct the property.  Currently, the Company anticipates that such financing would be derived from a combination of debt and equity financing.

The Company does not have operating revenues, however, the ultimate success of Meadowbank will also be dependent on, among other factors, the U.S. dollar price of gold as well as the U.S. dollar currency exchange rate relative to the Canadian dollar.  In addition, if the Company were able to partially finance the development of Meadowbank with long-term debt financing, the Company’s future profitability would likely be sensitive to market interest rates.

5.  DISCLOSURE OF OUTSTANDING SHARE DATA

The following is a summary of changes in outstanding shares and stock options since September 30, 2004:

	Stock options outstanding	Common shares outstanding	Share capital $
Balance, September 30, 2004	3,501,128	54,818,941	$112,041,571
Stock options exercised Stock options cancelled	(40,000) (17,500)	40,000 -	64,400 -
Balance, November 10, 2004	3,443,628	54,858,941	$112,105,971